Exhibit 99.1

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2025	2026	2026
	JPY	JPY	US$
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	2,524,082,266	2,477,567,162	15,574,347
Accounts receivable, net	731,083,491	786,776,869	4,945,794
Inventories, net	21,578,477	13,735,828	86,345
Prepaid expenses	158,040,280	253,474,342	1,593,377
Other current assets	38,219,685	45,019,332	282,998
TOTAL CURRENT ASSETS	3,473,004,199	3,576,573,533	22,482,861

NON-CURRENT ASSETS
Property and equipment, net	96,456,471	99,659,727	626,475
Intangible assets, net	29,631,015	26,881,643	168,982
Operating lease right-of-use assets	482,694,859	477,316,039	3,000,478
Finance lease right-of-use assets	236,908,226	227,724,404	1,431,509
Long-term deposits	150,216,792	155,815,142	979,477
Long-term investment	5,736,500	25,056,000	157,506
Deferred tax assets, net	164,082,227	147,566,531	927,625
Goodwill	27,999,994	27,999,994	176,012
Other non-current assets	8,470,398	9,030,715	56,768
TOTAL NON-CURRENT ASSETS	1,202,196,482	1,197,050,195	7,524,832
TOTAL ASSETS	4,675,200,681	4,773,623,728	30,007,693

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	100,000,000	100,000,000	628,615
Current portion of long-term loans	151,030,000	114,826,000	721,813
Bond payable, current	40,000,000	80,000,000	502,892
Accounts payable	196,849,154	215,326,762	1,353,575
Accrued liabilities	1,160,996,435	1,068,999,496	6,719,886
Income tax payable	43,499,500	28,193,977	177,232
Contract liabilities, current	154,074,620	79,376,490	498,972
Operating lease liabilities, current	138,880,117	145,575,433	915,108
Finance lease liabilities, current	88,017,810	88,531,359	556,521
Other current liabilities	176,592,537	193,682,649	1,217,517
TOTAL CURRENT LIABILITIES	2,249,940,173	2,114,512,166	13,292,131

NON-CURRENT LIABILITIES
Long-term loans, net of current portion	24,422,000	8,370,000	52,615
Bond payable, non-current	18,175,440	171,589,348	1,078,635
Contract liabilities, non-current	12,817,448	8,660,455	54,441
Operating lease liabilities, non-current	347,365,643	332,648,745	2,091,078
Finance lease liabilities, non-current	144,989,192	135,920,091	854,414
Assets retirement obligations	30,775,915	30,880,049	194,117
TOTAL NON-CURRENT LIABILITIES	578,545,638	688,068,688	4,325,300
TOTAL LIABILITIES	2,828,485,811	2,802,580,854	17,617,431

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 80,000,000 shares authorized; 26,560,660 shares issued and 26,160,619 shares outstanding as of December 31, 2025 and March 31, 2026	409,833,241	409,833,241	2,576,271
Additional paid-in capital	786,906,631	786,906,631	4,946,610
Treasury shares, 400,041 shares as of December 31, 2025 and March 31, 2026	(100,012,265)	(100,012,265)	(628,692)
Retained earnings	749,987,263	874,315,267	5,496,073
TOTAL SHAREHOLDERS’ EQUITY	1,846,714,870	1,971,042,874	12,390,262
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,675,200,681	4,773,623,728	30,007,693

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended March 31,
	2025	2026	2026
	JPY	JPY	US$
NET REVENUE	2,686,214,407	2,954,324,120	18,571,311
Cost of revenue	(1,895,769,261)	(2,002,020,892)	(12,584,995)
GROSS PROFIT	790,445,146	952,303,228	5,986,316
Selling, general, and administrative expenses	(624,299,080)	(798,995,128)	(5,022,599)
INCOME FROM OPERATIONS	166,146,066	153,308,100	963,717

OTHER INCOME (EXPENSE)
Interest income	1,202,167	2,569,001	16,149
Interest expense	(4,701,295)	(2,615,163)	(16,439)
Dividend income	87,500	87,500	550
Grant income	8,524,957	12,400,890	77,954
Unrealized loss on short-term investment	(161,000)	-	-
Unrealized gain on long-term investment	-	2,735,074	17,193
Loss on disposal of long-lived assets	(168,969)	(4)	-
Other income (expense), net	(15,705,413)	852,524	5,359
Total other income (expense), net	(10,922,053)	16,029,822	100,766
INCOME BEFORE INCOME TAX PROVISION	155,224,013	169,337,922	1,064,483

PROVISION FOR INCOME TAXES
Current	(3,626,835)	(28,494,222)	(179,119)
Deferred	(29,056,916)	(16,515,696)	(103,820)
Total provision for income taxes	(32,683,751)	(45,009,918)	(282,939)
NET INCOME	122,540,262	124,328,004	781,544

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic	24,910,619	26,160,619	26,160,619
Diluted	24,913,619	26,163,619	26,163,619
EARNINGS PER SHARE
Basic	4.92	4.75	0.03
Diluted	4.92	4.75	0.03

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Treasury shares			Total
	No. of Shares	Amount	Paid-in Capital	No. of Shares	Amount	Retained Earnings	Shareholders’ Equity
		JPY	JPY		JPY	JPY	JPY
Balance as of December 31, 2024	25,310,660	80,500,000	748,840,080	(400,041)	(100,012,265)	311,527,646	1,040,855,461
Net income	-	-	-	-	-	122,540,262	122,540,262
Balance as of March 31, 2025 (Unaudited)	25,310,660	80,500,000	748,840,080	(400,041)	(100,012,265)	434,067,908	1,163,395,723

Balance as of December 31, 2025	26,560,660	409,833,241	786,906,631	(400,041)	(100,012,265)	749,987,263	1,846,714,870
Net income	-	-	-	-	-	124,328,004	124,328,004
Balance as of March 31, 2026 (Unaudited)	26,560,660	409,833,241	786,906,631	(400,041)	(100,012,265)	874,315,267	1,971,042,874
Balance as of March 31, 2026 (US$) (Unaudited)	26,560,660	2,576,271	4,946,610	(400,041)	(628,692)	5,496,073	12,390,262

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2025	2026	2026
	JPY	JPY	US$
Cash flows from operating activities
Net income	122,540,262	124,328,004	781,544
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	33,078,421	29,860,560	187,708
Provision for expected credit loss	2,231,985	2,098,333	13,190
Loss on disposal of property and equipment	168,969	4	-
Provision for inventory impairment	58,982	538,926	3,388
Unrealized loss on short-term investment	161,000	-	-
Unrealized gain on long-term investment	-	(2,735,074)	(17,193)
Unrealized foreign currency exchange loss	1,325,417	-	-
Other non-cash expenses (income)	(830,871)	685,062	4,307
Deferred tax expense	29,056,916	16,515,696	103,820
Changes in operating assets and liabilities
Accounts receivable, net	(34,680,981)	(57,791,711)	(363,287)
Inventories	792,788	7,303,723	45,912
Prepaid expenses	(114,612,715)	(95,467,062)	(600,120)
Long-term deposits	(2,019,600)	(5,598,350)	(35,192)
Other current assets	(17,654,864)	(6,799,647)	(42,744)
Other non-current assets	271,028	(560,317)	(3,522)
Accounts payable	218,656	18,477,608	116,153
Accrued liabilities	(99,770,693)	(91,996,939)	(578,306)
Contract liabilities	(85,961,299)	(78,855,123)	(495,695)
Operating lease liabilities	(416,121)	(2,642,777)	(16,613)
Income tax payable	(72,177,900)	(15,305,523)	(96,213)
Amount due to a director	(1,000,000)	-	-
Other current liabilities	(264,810)	17,090,112	107,431
Net cash used in operating activities	(239,485,430)	(140,854,495)	(885,432)

Cash flows from investing activities
Purchase of investment securities	-	(16,584,426)	(104,252)
Purchase of property and equipment	(1,795,476)	(5,821,892)	(36,597)
Purchase of intangible assets	(3,085,000)	(132,800)	(835)
Net cash used in investing activities	(4,880,476)	(22,539,118)	(141,684)

Cash flows from financing activities
Payment of finance lease liabilities	(20,256,439)	(23,698,391)	(148,972)
Repayment of bank loans	(103,388,000)	(52,256,000)	(328,489)
Proceeds from bond payable	-	192,832,900	1,212,176
Payment of deferred IPO costs	(58,000,138)	-	-
Net cash (used in) provided by financing activities	(181,644,577)	116,878,509	734,715

Effect of exchange rate	(1,325,417)	-	-
Net decrease in cash	(427,335,900)	(46,515,104)	(292,401)
Cash at the beginning of period	2,538,554,638	2,524,082,266	15,866,748
Cash at the end of period	2,111,218,738	2,477,567,162	15,574,347

Supplementary cash flow information
Cash paid for income taxes	75,804,735	43,799,745	275,332
Cash paid for interest expenses	4,345,433	1,930,021	12,132

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND COMPANY

Leifras Co., Ltd. (the “Company” or “Leifras”) was incorporated in Tokyo, Japan, in August 2001. The Company operates its business and manages its subsidiaries with a focus on providing services related to operation of sports schools and organizing events for children, selling sports equipment, managing extracurricular activities in elementary and junior high schools, offering sports therapy for children with developmental disabilities, and providing health exercise guidance for the elderly.

The unaudited interim condensed consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Leifras	● A Japan company ● Incorporated on August 28, 2001	-	Engaged in management and operation of sports clubs, sports classes and cultural classes, management of extracurricular activities in elementary and junior high schools, sports and healthcare facility management, selling sports equipment, and investment holding

Leifras Travel Co., Ltd. (“Leifras Travel”)	● A Japan company ● Incorporated on April 9, 2019	100% owned by Leifras	Engaged in travel business based on the Travel Agency Act

Regional Collaboration Department Co., Ltd. (“Regional Collaboration Department”)	● A Japan company ● Incorporated on June 24, 2020 ● Liquidated on December 13, 2024	100% owned by Leifras	Engaged in management of operation of sports clubs, sports classes, and cultural classes

Apicos Co., Ltd. (“Apicos”)	● A Japan company ● Incorporated on January 6, 2020	100% owned by Leifras	Engaged in management of after-school childcare facilities

LEIF Co., Ltd. (“LEIF”)	● A Japan company ● Incorporated on January 4, 2022 ● Liquidated on June 28, 2024	100% owned by Leifras	Engaged in after-school child welfare business based on the Child Welfare Act

Hokkaido Tokachi Sky Earth Sports Co., Ltd. (“Sky Earth Sports Co.”)	● A Japan company ● Incorporated on November 27, 2017 ● Disposed on April 8, 2024	100% owned by Leifras	Engaged in management and operation of sports clubs, sports classes, and cultural classes

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

Initial Public Offering

On October 10, 2025, the Company completed its initial public offering (“IPO”) of 1,250,000 American Depositary Shares (“ADSs”), representing 1,250,000 ordinary shares, at a public offering price of $4.00 per ADS. The Company received net proceeds of approximately JPY658,666,480 (US$4,302,198) from the IPO, after deducting underwriting discounts and offering expenses payable by the Company. The net proceeds were recorded in ordinary shares and additional paid-in capital based on the exchange rate on the transaction date.

Basis of presentation

The unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”) for complete consolidated financial statements. Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of March 31, 2026, and results of operations and cash flows for the three months ended March 31, 2025 and 2026. The unaudited interim condensed consolidated balance sheet as of March 31, 2026 has been derived from the unaudited consolidated financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements as of and for the fiscal years ended December 31, 2024 and 2025, and related notes included in the Company’s audited consolidated financial statements.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; and has the power to cast majority of votes at the meeting of the board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

In preparing the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information available as of the date of the unaudited interim condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, allowance of expected credit losses, inventory valuation, useful lives of property, equipment and intangible assets, the impairment of long-lived assets and goodwill, provision of refund liabilities, valuation of share-based compensation, valuation allowance of deferred tax assets, uncertain income tax positions, the period during which revenue for registration fees is recognized over time, and implicit interest rate of operating and finance leases. Actual results could differ from those estimates, as the current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Business combinations

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s unaudited interim condensed consolidated statements of income. The results of operations of the acquired business are included in the Company’s results of operations from the date of acquisition.

Convenience translation

Translations of amounts in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income, and unaudited interim condensed consolidated statements of cash flows from JPY into US$ as of and for the three months ended March 31, 2026 are solely for the convenience of the reader and were calculated at the noon buying rate of $1 = JPY159.08, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the JPY amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

Cash

For the purposes of statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains substantially all its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. As of December 31, 2025 and March 31, 2026, the Company did not have any cash equivalents.

Accounts Receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 30 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2025 and March 31, 2026, the Company made JPY7,405,870 and JPY7,904,510 ($49,689) allowance for expected credit losses for accounts receivable, respectively.

Investments in securities

The Company’s investments in equity securities of publicly traded companies are accounted for in accordance with ASC 321, Investments—Equity Securities. These investments are measured at fair value using quoted market prices in active markets. Unrealized gains and losses resulting from changes in fair value are recognized in earnings within other income (expense), net, in the unaudited interim condensed consolidated statements of income. The Company classifies its investments in equity securities as short-term or long-term based on management’s intent and ability to sell the investments within one year from the balance sheet date.

Inventories, net

Inventories, net are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories such as uniforms and sports equipment. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales.

Prepaid expenses

Prepaid expenses mainly comprise an advance payment for insurance fees, web advertising fees, and software subscription fees. These expenses are initially recognized as assets and are subsequently transferred to the income statement over time. Management reviews its prepaid expenses on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary.

Other current assets

Other current assets primarily consist of deferred expenses, including promotional consumables, clothing, and sports equipment. Deferred expenses are initially recorded as assets on the unaudited interim condensed consolidated balance sheet and subsequently expensed over time as they are used. These costs are incurred for supplies to be utilized in future periods. As of December 31, 2025 and March 31, 2026, the total deferred expenses were JPY22,177,409 and JPY32,144,338 ($202,064), respectively. No impairment losses were recognized for deferred expenses during the reporting period.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method or declining balance method over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The estimated useful lives are as follows:

Useful Life
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Building and facilities	10 years
Motor vehicle	4 years
Tools and equipment	2-10 years

Expenditures on maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Intangible assets, net

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Acquired intangible assets from a business combination are recognized and measured at fair value at the time of acquisition. Those assets represent assets with finite lives and are further amortized on a straight-line basis over the estimated economic useful lives of the respective assets. The estimated useful lives of intangible assets are as follows:

Useful Life
Trademarks	10 years
Software	5 years
Customer-related intangible assets	3 years

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2025 and March 31, 2026, no impairment of long-lived assets was recognized.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. In accordance with ASC Topic 350, “Intangibles—Goodwill and Others,” goodwill is subject to at least an annual assessment for impairment or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value based test. Fair value is generally determined using a discounted cash flow analysis.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the entity, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. For the fiscal year ended December 31, 2025 and the three months ended March 31, 2026, the Company performed qualitative tests by evaluating Apicos, and concluded that it was not more-likely-than-not that the fair value of the reporting unit is less than its carrying amount.

Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s unaudited interim condensed consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and do not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

Finance leases

Finance lease assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the finance lease assets are amortized over the useful life of the underlying asset. Accordingly, the assets leased under the finance leases are included in property and equipment, and depreciation thereon is recognized in operating expenses in the financial statements. When the Company makes its contractually required payments under finance leases, the Company allocates a portion to reduce the finance lease obligation and a portion is recognized as interest expenses.

Asset retirement obligations

The Company accounts for asset retirement obligations in accordance with ASC 410-20, Asset Retirement Obligations. ASC 410-20 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs an obligation associated with the retirement of tangible long-lived assets that result from the operation use of the leased assets. Asset retirement obligations consist of estimated restoration costs to be incurred by the Company in the future once the economic life of its leased assets is reached. The estimated fair value of the asset retirement obligation is based on the current cost escalated at an inflation rate and discounted at a credit adjusted risk-free rate. This liability is capitalized as part of the cost of the related asset and amortized over its useful life. The liability is accreted until the Company settles the obligation.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, costs that are directly attributable to a proposed offering of equity securities are capitalized as deferred offering costs. Upon the completion of the offering, such costs are recorded as a reduction of the net proceeds and charged against additional paid-in capital. These costs primarily consist of legal, accounting, consulting, filing fees with the U.S. Securities and Exchange Commission, and printing fees directly associated with the registration and offering process.

On October 10, 2025, the Company completed its IPO of 1,250,000 ADSs at a public offering price of $4.00 per ADS, generating net proceeds of JPY658,666,480 (US$4,302,198). The net proceeds were recorded in ordinary shares and additional paid-in capital based on the exchange rate on the transaction date.

Upon the completion of the IPO, total deferred offering costs of JPY303,679,188 (US$1,908,972) were recorded as a reduction of additional paid-in capital.

As of December 31, 2025 and March 31, 2026, all deferred offering costs were charged against the net proceeds upon the completion of IPO on October 10, 2025.

Long-term deposits

Long-term deposits primarily consist of security deposits for the leases of headquarters and branch offices, as well as guaranteed deposits for the club activity business, travel agency indemnity deposits, operating deposits, and outsourcing deposits. These amounts are recorded based on the contractual value and are carried to the balance sheet as non-current assets.

Other non-current assets

Other non-current assets primarily consist of long-term prepaid expenses, which mainly comprise advance payments for software subscription fees, as well as key money for property rentals. These expenses are initially recognized as assets and are subsequently transferred to the income statement over time.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2025 and March 31, 2026 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Assets and liabilities measured on a recurring basis or disclosed at fair value as of December 31, 2025 and March 31, 2026 are summarized below:

	Fair value measurement or disclosure as of December 31, 2025 using
	Total Fair Value as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	JPY	JPY	JPY	JPY
Fair value disclosure[1]
Bond payable	58,175,440	-	-	58,175,440

Fair value measurements on a recurring basis
Long-term investments	5,736,500	5,736,500	-	-

	Fair value measurement or disclosure as of March 31, 2026 using
	Total Fair Value as of March 31, 2026	Total Fair Value as of March 31, 2026	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	JPY (Unaudited)	US$ (Unaudited)	JPY (Unaudited)	JPY (Unaudited)	JPY (Unaudited)
Fair value disclosure[1]
Bond payable	251,589,348	1,581,527	-	-	251,589,348

Fair value measurements on a recurring basis
Long-term investments	25,056,000	157,506	25,056,000	-	-

[1]	Fair value disclosure shows financial instruments which are not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Contract liabilities

Contract liabilities are the obligation to transfer products or services to customers for which the Company has received the consideration or has billed the customers. The Company’s contract liabilities are non-refundable payments collected in advance from customers. Contract liabilities are reclassified to revenue at the point at which products or services are delivered to customers.

Bond payable

Bond payable represents the contractual obligation of the issuer to make periodic interest payment and principal repayments at maturity. The bondholders have a fixed claim on the issuer’s assets and cash flows, similar to traditional debt instruments. If the contractual terms of the bond payable primarily represent a liability, the bonds are recognized as a liability at their fair value at the issuance date. Transaction costs directly attributable to the issuance are typically allocated to the liability and amortized over the bond’s term and the fair value has been disclosed in the fair value measurement. The bond payable is measured at amortized cost using the effective interest rate method. Interest expense is recognized over the bond’s term based on the effective interest rate, which reflects the market rate at the issuance date.

Revenue Recognition

The Company generates revenue primarily from membership, events hosting, school club support, after-school daycare services, and other fees collected from services provided. Revenue is recognized when a contract exists between the Company and a customer and upon transfer of control of promised products or services to such customer in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which may be capable of being distinct and accounted for as separate performance obligations. Revenue is recognized as a net of provision for refund and any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company has adopted ASC 606, “Revenue from Contracts with Customers.” ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This guidance provides a five-step analysis in determining when and how revenue is recognized. Under the guidance, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the guidance requires the disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the goods and services, has discretion in establishing pricing, and controls the promised goods and services before transferring that service to customers. The Company’s continuing operations currently generate revenue from the following main sources:

(i) Sports school business

Membership revenue: Membership revenue comprises registration fees, monthly fees, and annual fees. The Company cultivates professional coaches and provides high-quality professional sports lessons to its customers, who are children registered as the Company’s members. The typical payment terms for membership revenue set forth in the invoice are within 30 days of the invoice date.

The Company accounts for one-time, non-refundable registration fees as fees for facilitating membership registration. The Company provides administrative support, including creating individual member accounts, performing identity verification and health assessment, and providing onboarding materials and access to member information platforms. The Company recognizes the registration fees ratably over the average duration of membership life, which is generally 1 to 2 years, and reassesses the duration annually based on historical data. The registration fees were JPY16,505,426 and JPY17,456,929 ($109,737) for the three months ended March 31, 2025 and 2026, respectively.

The Company accounts for membership annual fee revenue, net of refunds, on a deferred basis, ratably over the one-year membership period. The Company will bill and receive fixed annual membership revenue from students but not earned as contract liability on an annual basis and recognized over time, based on a straight-line basis over the school year or service period, as the customers simultaneously receive and consume the benefits of these services throughout the service period.

The Company accounts for monthly fees, each membership registration contract represents a series of distinct services, which are delivery of various courses. The services have substantially the same pattern of transfer to the students, and as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The monthly fees are generally collected in advance and are initially recorded as contract liabilities.

There is no variable consideration in the membership registration contracts with customers, except that the Company offers certain refunds for unattended classes to students who decided to withdraw from a course.

The Company estimates the amount of such refund liability based on historical refund rates on a portfolio basis using the expected value method, and such refund liability is recorded under accrued expenses and other current liabilities on the unaudited interim condensed consolidated balance sheets.

Event hosting: The Company offers event hosting service to customers, including but not limited to services like organizing sport-related events, student camps during school holidays, and day trips, which can cater to different budgets and preferences. To deliver such a service, the Company coordinates and integrates services from selected suppliers such as transportation, accommodation, and tour guide. The typical payment terms for event hosting revenue set forth in the invoices are within 30 days of the invoice date.

The Company enters into a distinct service contract with each customer for the service provided. The whole event hosting service is determined as a single performance obligation with a fixed total consideration as the customer benefits from a series of integrated services from selected suppliers, which are not separately identifiable.

The Company recognizes revenue at a point in time when the performance obligation is satisfied. The Company offers refund options to customers for event hosting fees received in advance for offline events that were subsequently cancelled due to weather conditions or natural disasters.

The Company estimates the amount of such refund liability based on historical refund rates on a portfolio basis using the expected value method, which is recorded under accrued expenses and other current liabilities on the unaudited interim condensed consolidated balance sheets.

Other revenue: Other revenue comprised primarily of non-profit organization (“NPO”) sales, royalty fees from franchises, sponsorship fees, other school revenue, and goods sales. The typical payment terms for other revenue set forth in the invoices are within 30 days of the invoice date.

NPO sales are recognized when the respective services are rendered to the customers or partner organizations, in accordance with the contract terms.

The Company receives certain royalty fees from franchisees for licensing franchises to operate under the Company’s trademarks and also receives certain other support and maintenance fees professional maintenance and support for the franchisees’ sports school business. The royalty fee is calculated to be a percentage of the revenue earned by a franchisee, which percentage is agreed in the payment schedule. The support and maintenance fees are billed according to negotiated billing terms and revenue is recognized in accordance with the fulfillment of the performance obligations as set forth in the terms and conditions set forth in customer contracts.

Sponsorship fees are recognized over the period specified in the sponsorship agreements as the performance obligations are fulfilled.

The Company sells sports equipment to customers. Each transaction represents a single performance obligation. The billing terms for sales of sports equipment are billed when equipment is delivered and is recognized at a point in time.

The Company offers special guidance services to the customers, mainly by dispatching coaches and instructors to kindergartens and nurseries to conduct sports and gymnastics classes, which are included in other school revenue. The fee is based on payment schedules specifying agreed rates according to the number of classes conducted each month. Each class represents a single performance obligation. The revenue from special guidance services is recognized over the contract term as customers receive and consume benefits of such services as provided. The special guidance services are billed monthly.

(ii) Social business

The Company provides a variety of customized services to municipalities, other governmental authorities, and schools. The Company offers two primary services under the social business umbrella through fixed-fee contracts: school club activity support service and after-school daycare service. The billing terms for the social business are billed on a monthly, quarterly, or annual basis. The typical payment terms for social business set forth in the invoices are 30 to 60 days. The school club activity support service involves managing student club activities for elementary and middle schools, based on contracts with the schools or relevant municipalities or education boards. Service rendered includes providing sports, music, and other cultural lessons and coaching services, with revenue recognized over time on a straight-line basis throughout the contract period as customers receive and benefits from the services continuously. For certain social business contracts, revenue is recognized at a point in time when control of the service is transferred to the customer, which generally occurs upon completion of the service in accordance with the contract terms. Similarly, the after-school daycare service supports children with disabilities or developmental needs, enhancing their daily living skills and social abilities through soccer therapy, known for its developmental benefits. Revenue from after-school daycare service is also recognized over time throughout the contract period, as the benefits are continuously provided to and consumed by the customers.

Cost of revenue

Cost of revenue primarily consists of salaries and related welfare expenses for full-time coaches and instructors, school facility rental fees, event hosting related expenses, the cost of sports equipment sold, and related expenses directly used in the provision of services and goods to customers.

Selling, general, and administrative expenses

Selling, general, and administrative expenses include all operating costs of the Company, except cost of revenue, as described above. As a result, the majority of directors’ compensation and employee payroll-related expenses, commission fees, depreciation, travelling fees, system maintenance fees, advertising expenses, and operating lease expenses are included in selling, general, and administrative expenses. Since these expenses serve similar functions and pertain to the same aspects of the business, the Company has consolidated them into a single line item under this title.

Advertising expenses

The Company expenses advertising costs as they incurred. Total advertising expenses were JPY26,747,826 and JPY92,344,713 ($580,492) for the three months ended March 31, 2025 and 2026, respectively, and had been included as part of selling, general, and administrative expenses.

Grant income

The Company recognizes grant income when the related grants are received because such grants are not subject to any past or future performance or use conditions and are not subject to future refunds. Grant income received and recognized totaled JPY8,524,957 and JPY12,400,890 ($77,954) for the three months ended March 31, 2025 and 2026, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the three months ended March 31, 2025 and 2026.

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in shareholders’ equity. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the par value reduces additional paid-in capital.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (for instance, convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (that is, those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the three months ended March 31, 2025 and 2026, the Company included incremental dilutive ordinary shares of 3,000, in the calculation of diluted EPS.

	For the three months Ended
	March 31,
	2025	2026
Weighted average number of common shares outstanding – basic	24,910,619	26,160,619
Dilutive effect of stock options	3,000	3,000
Weighted average number of common shares outstanding – diluted	24,913,619	26,163,619

Share-based compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its share-based payments to employees and non-employees. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees and non-employees are classified as equity awards and are recognized in the unaudited interim condensed consolidated financial statements based on their grant date fair values. The Company records share-based compensation expenses for employees and non-employees at fair value on the grant date. Share-based compensation is recognized net of forfeitures, as amortized expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company accounts for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

Warrants

The Company evaluates its warrants as either equity-classified or liability-classified derivatives in accordance with ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging.

Warrants that are determined to be equity-classified are recorded within additional paid-in capital at their fair value on the date of issuance, and are not subject to subsequent remeasurement. The Company determined that the representative’s warrants issued in connection with the IPO met the criteria for equity classification. The fair value of these warrants was estimated using the Black-Scholes option-pricing model.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, a shareholder, or a related corporation.

Commitments and contingencies

In the ordinary course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such a contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments, and major customers in unaudited interim condensed consolidated financial statements for detailing the Company’s business segments.

Based on the criteria established by ASC 280, the Company’s chief operating decision-maker has been identified as its Chief Executive Officer, who reviews the operating results of each segment when making decisions about allocating resources and assessing the performance. The Company has determined that it has two reportable segments: (1) sports school business and (2) social business. The Company’s long-lived assets are all located in Japan and substantially all of the Company’s revenue is derived from Japan. Therefore, no geographical segments are presented.

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for expected credit loss based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of December 31, 2025 and March 31, 2026, no customer accounted for more than 10% of the Company’s total accounts receivable.

For the three months ended March 31, 2025 and 2026, no customer accounted for more than 10% of the Company’s total revenue.

Concentration of vendors

As of December 31, 2025, Vendors A and B accounted for 21.6% and 10.1% of the total balance of accounts payable, respectively. As of March 31, 2026, Vendors A and C accounted for 14.2% and 12.6% of the total balance of accounts payable, respectively.

For the three months ended March 31, 2025, no vendor accounted for more than 10.0% of the Company’s total purchases. For the three months ended March 31, 2026, no vendor accounted for more than 10% of the Company’s total purchases.

Recently Adopted or Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the JOBS Act, the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they apply to private companies.

In November 2024, the Financial Accounting Standards Board (the “FASB”) issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard on the Company’s unaudited interim consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 – Income Statement – Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the Effective Date. This ASU clarifies the effective date of ASU 2024-03, specifying that all public business entities must adopt the guidance for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods beginning after December 15, 2027. The Company is currently evaluating the potential impact of these new standards on our consolidated financial statements and related disclosures. The Company does not anticipate that the adoption of these standards will have a significant impact on the Company’s unaudited interim condensed consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient for all entities and an accounting policy election for entities other than public business entities, to simplify the measurement of expected credit losses for current accounts receivable and current contract assets arising from revenue transactions. This standard becomes effective for the Company for annual reporting periods beginning after December 15, 2025. The Company is currently evaluating the potential impact of these new standards on our consolidated financial statements and related disclosures. The Company does not anticipate that the adoption of these standards will have a significant impact on the Company’s unaudited interim condensed consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06 – Targeted Improvements to the Accounting for Internal-Use Software (Subtopic 350-40) to modernize the software capitalization requirements. The amendments eliminate the use of prescriptive software development stages and establish a new recognition threshold that requires capitalization to begin when a project is authorized and committed to funding, and it is probable that the project will be completed and used as intended. This evaluation must include an assessment for significant development uncertainty. The ASU also supersedes the separate guidance for website development costs (Subtopic 350-50) and integrates relevant recognition requirements into Subtopic 350-40. This ASU is effective for annual reporting periods beginning after December 15, 2027, with early adoption permitted. The standard permits adoption using a prospective, modified transition, or retrospective approach. The Company is currently evaluating the impact of this new standard on the Company’s unaudited interim condensed consolidated financial statements and related disclosures, including which transition approach will be adopted.

In October 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities.” This ASU provides guidance on the accounting for government grants received by business entities by requiring disclosures about the nature of the grants, the accounting policies used to account for the grants, and the line items on the financial statements that are affected by the grants. This ASU is effective for the Company for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact of this new standard on the Company’s unaudited interim condensed consolidated financial statements.

In November 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements.” This ASU provides narrow-scope improvements to Topic 270 to clarify the interim reporting requirements and improve the consistency of information provided in interim periods. This ASU is effective for the Company for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. The Company does not anticipate that the adoption of this standard will have a significant impact on the Company’s unaudited interim condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” This ASU provides amendments to clarify the Codification, correct unintended application of guidance, and make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date varies depending on the specific amendment. The Company does not anticipate that the adoption of this standard will have a significant impact on the Company’s unaudited interim condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income, and unaudited interim condensed consolidated statements of cash flows.

Note 3 — NET REVENUE

The Company’s net revenue consisted of the following:

	For the three months ended March 31,
	2025	2026	2026
	JPY	JPY	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Sports school business – Membership	1,561,521,383	1,607,134,512	10,102,681
Sports school business – Events	459,767,644	431,914,954	2,715,080
Sports school business – Others	41,782,114	122,758,128	771,675
Social business	637,650,207	791,351,187	4,974,549
Subtotal	2,700,721,348	2,953,158,781	18,563,985
Add: reversal (provision) of sales refund*	(14,506,941)	1,165,339	7,326
Total	2,686,214,407	2,954,324,120	18,571,311

	For the three months ended March 31,
	2025	2026	2026
	JPY	JPY	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Timing of revenue recognition
Transferred over time	2,199,772,706	2,399,651,038	15,084,555
Transferred at a point in time	486,441,701	554,673,082	3,486,756
Total	2,686,214,407	2,954,324,120	18,571,311

*	Provision and reversal for sales refund

The “reversal (provision) of sales refund” represents the provision for refund for sports school business services. The refund liability is based on estimates made from past refund historical data. The Company will re-evaluate the provision for refund liability based on the estimates to match the actual claims and expects to make use of the refund liability over the next operating period.

The “reversal of sales refund” represents the release of refund obligations initially recorded under ASC 606-10-55-23 through 55-27 for estimated customer refunds. During the reporting period, certain customers did not exercise their refund rights, and the related refund liabilities were reversed. Such reversals are recognized as an increase in revenue in the period in which the change in estimate occurs, consistent with ASC 606-10-32-14. The amount represents the reversal of previously recognized refund liabilities as certain customer refunds were no longer expected to occur. Such reversals are recorded as an increase to revenue in the period of change in estimate.

Liabilities for refund are included in “Other current liabilities” and were JPY4,932,737 and JPY3,767,398 ($23,682) as of December 31, 2025 and March 31, 2026, respectively.

Note 4 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions from March 31, 2026 up through June 18, 2026, which is the date that these unaudited interim condensed consolidated financial statements are available to be issued.

On May 1, 2026, the Company completed the acquisition of the business of Well Resource Co., Ltd. (“Well Resource”) for a total cash consideration of JPY120,000,000 (US$754,337). Well Resource is engaged in providing after-school daycare services and child welfare programs. The transaction will be accounted for as a business acquisition under ASC 805.

On May 21, 2026, the Company entered into a share transfer agreement to acquire 100% of the equity interest of Tokai Sports Co., Ltd. (“Tokai Sports”) for a total consideration of JPY101,276,400 (US$636,638). The transaction was successfully closed on June 1, 2026 (the acquisition date). Tokai Sports is an established sports school operator in Japan with approximately 1,200 members. The transaction will be accounted for as a business acquisition under ASC 805, and Tokai Sports will be consolidated as a wholly-owned subsidiary under ASC 810.

On June 15, 2026, the Company’s Board of Directors approved a share transfer agreement to acquire 100% of the equity interest of a private company based in Japan for a total consideration of JPY454,580,040 (US$2,857,556). The transaction is expected to close in July 2026. The transaction will be accounted for as a business acquisition under ASC 805, and the acquired company will be consolidated as a wholly-owned subsidiary under ASC 810.

On June 15, 2026, the Company completed the liquidation of its wholly owned subsidiary, Leifras Travel, upon the approval of the shareholders’ meeting (the corporate registration of which is currently in progress). This decision was made to enhance operational efficiency by centralizing business resources into Leifras. The liquidation represents an internal reorganization within the group and did not have a material impact on the Company’s consolidated financial statements.